May 2, 2025

Zach Davis
Chief Financial Officer
Cheniere Energy, Inc.
845 Texas Avenue, Suite 1250
Houston, Texas 77002

       Re: Cheniere Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 20, 2025
           File No. 001-16383
Dear Zach Davis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation